Christopher Werner, Chief Executive Officer

C3 Bullion, Inc.

875 N. Michigan Avenue, Suite 3100, Chicago, IL 60611

920-207-0100

May 23, 2025

VIA EDGAR DELIVERY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

Division of Corporation Finance Office of Trade & Services

WASHINGTON, D.C. 20549

Attn: Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127

Re:C3 Bullion, Inc.- Post-Effective Amendment No. 4 to Offering Statement on Form 1-A, Filed May 23, 2024, File No. 024-12367

Dear Ms. Pandit and Ms. Worth:

We have reviewed your comments covering our amended offering statement filed as Post-Effective Amendment No. 3 and hereby provide the following responses, modifications and edits, for review:

Post-Qualification Amendment No. 4

Cover Page

Please revise to reflect that you are offering 8,000,000 common shares.

We have included 8,000,000 common shares on the cover page in response to your comment.

Signatures, page 24

2. We note your response and amended disclosure in response to prior comment 2, including that Jim Elgart does not serve on the board of the company. Please revise to remove the title "Director" from Mr. Elgart's signature block.

We have removed “Director” from Jim Elgart’s signature block on the Signature Page in response to your comment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Per the above comment, please consider qualifying our offering on Tuesday at 12:00 P.M. EDT, May 27, 2025, or at your earliest possible convenience.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that-

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing;

and

May 23, 2025

____________________________

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jim Simmons at 401-952-5858 or my office at 920-207-0100 with further questions and what additional comments you have.

Sincerely,

/s/ Christopher Werner

Christoper Werner, Chairman and CEO

cc: James R. Simmons (jsimmons@simmonsltd.com)

Dated: May 23, 2025